82-3322

GRASIM
ADITYA BIRLA GROUP

02 MAY 20 AM 10:37

AIR MAIL

April 23, 2002

02034246

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC
20459 - USA

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Thursday, the 2nd May, 2002, inter alia,

i) to consider and approve the audited accounts of the Company for the year ended 31st March, 2002; and

ii) to recommend payment of dividend on Equity shares for the year ended 31st March, 2002.

Thanking you,
Yours faithfully,

AKMalu

ASHOK MALU
Company Secretary

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram - 456 331 NAGDA (M. P.) INDIA; Phone : (07366) 46760-66; Fax : (07366) 44114 / 46024
E-Mail : shares@grasim.com